

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
Robert M. Copley, Jr.
Chief Executive Officer
Twentyfour/seven Ventures, Inc.
132 W. 11th Avenue
Denver, Colorado 80204

> **Re: Twentyfour/seven Ventures, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 3, 2013**
> **File No. 333-186068**

Dear Mr. Copley:

We have reviewed the above-referenced filing and the related response letter dated June 3, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 7, 2013.

Risk Factors, page 9

General

1.   We note your response to prior comment 1. Please provide a description of the basis for your belief that there are no past or present employment positions of your directors and officers that may create a conflict of interest. In this regard, we note, by way of example, Mr. Robert Copley, Jr.'s ownership of Pathway Evolutions LLC, which among other things, is a licensed bail agent in Colorado and Mr. Robert Copley, Sr.'s status as a bail bondsman writing under the trade name of Free Time Bail Bonds.

Description of Business, page 20

2.   We refer to prior comment 8 and note that pursuant to the agreement with Bankers Insurance Company, Mr. Ficarra serves as the supervising agent for Twentyfour/seven Ventures. We also note, however, that Mr. Ficarra has signed on behalf of A Alpha Bail Bonds, LLC as "Manager/Member" and "Indemnitor." Please provide additional disclosure describing each of Mr. Ficarra's roles with A Alpha Bail Bonds, LLC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

3.   As previously requested in our prior comment 10 as well as in comment 13 to our letter
        dated February 13, 2013, please revise your results of operations disclosures to provide a
        more detailed discussion of the reasons for the material changes in each of your income
        statement line items. For example, please quantify the factors that impact the change in
        revenues, such as the number of new agents hired. In addition, revise to provide both a
        qualitative and quantitative discussion of the material factors affecting the changes
        between periods to other line items such as cost of sales and general and administrative
        expenses. We refer you to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation
        S-K.

Certain Relationships and Related Transactions, page 32

4.   It appears that the amount of the two notes payable to shareholders for a total of $75,000
        exceeds one percent of the average of your total assets at year end for the last two
        completed fiscal years. Tell us why you have not provided the information required by
        Item 404(d) of Regulation S-K.

Notes to Financial Statements

Note 4. Income Taxes, page 48

5.   Please explain further the following as it relates to the revised disclosures in Note 4 in
        response to our prior comment 14:

        •   Tell us what comprises the deferred tax liability for "cash vs. accrual" items;
        •   You state that the deferred tax assets related to loss carryforwards was $766 and $0 at
            December 31, 2011 and 2012, respectively and yet you disclose deferred tax assets
            for net operating loss carryforwards of $6,432 and $766 for these periods. Please
            explain or revise your disclosures accordingly; and
        •   You state that the change in the valuation allowance was $6,954 and $766 for the
            years ended December 31, 2011 and 2012, respectively. Tell us how you reflected
            this change in your rate reconciliation table or revise accordingly.

Note 7. Notes Payable, page 49

6.   We note from your revised disclosures on page 24 that the notes payable to shareholders
        will be paid once you have pursued equity financing or else they will be covered by the
        future conversion of stock. Please revise your financial statement footnote disclosures to
        include a discussion regarding the conditions for repayment and to also describe the
        conversion terms for these notes.

Part II – Information not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 51

7.   We note that you relied upon Section 4(2) of the Securities Act as an exemption for the sales of unregistered securities disclosed in your revised filing. Please revise to briefly describe the facts and circumstances relied upon to make this exemption available. See Item 701(d) of Regulation S-K.

8.   For each sale of unregistered securities, describe the services rendered in exchange for such securities, and disclose how you determined that the value of the services rendered was worth the amount of securities issued as consideration for said services. See Item 701(c) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 52

9.   In response to prior comment 11, you indicate that the notes payable are extended automatically pursuant to a verbal agreement. Please file as exhibits any agreements relating to the two notes payable to shareholders as well as a written description of the oral agreement to automatically extend the notes payable pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. For guidance, see Question 146.04 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

        You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via E-mail
        Jody M. Walker, Esq.
        J.M. Walker & Associates